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Exhibit 99.3

Schlotzsky's, Inc. Announces Third Quarter Results

3Q Results Reflect Economy; Planned Investment in Company-Owned Restaurants

AUSTIN, TX (Wed., Nov. 13, 2002)—Schlotzsky's, Inc. (Nasdaq: BUNZ) today announced results for the third quarter that ended September 30, 2002, with revenue of $15,093,000, down 2.7% compared to the same quarter last year. The Company posted a net loss for the quarter of $240,000, or a loss of $0.03 per diluted share, which Company officials attributed to continuing weakness in the economy at a time when the Company is also investing resources in its concept and preparing for growth.

For the nine months ended September 30, 2002 the Company reported net income of $876,000, or $0.12 per diluted share on revenues of $46.2 million. This compares with net income of $2,001,000, or $0.27 per diluted share, on revenues of $46.9 million, in the prior year period.

While systemwide sales, same store sales, and net income declined compared to the third quarter of 2001, during the quarter the Company retired the remaining portion of its $40 million December 1999 bank group credit agreement with the proceeds of mortgage financing, and exercised its option to acquire the territorial rights of its largest area developer, said officials.

In addition, the Company reports that it continues to work on a long-term financing plan that will be used primarily to develop new Company-owned restaurants in as many as 25 key markets throughout the U.S., to reduce certain debt that has higher interest rates and shorter terms, and for the repurchase program for the Company's common stock. The Company is pursuing financing alternatives, including asset-backed financing secured by intellectual property and related royalty rights and agreements. If implemented, the Company would create wholly-owned subsidiaries to hold its intellectual property and related royalty rights and agreements and to manage and service these assets.

"Schlotzsky's, like many consumer focused companies, has been impacted by the prolonged soft economy, particularly in our key markets of Austin and Dallas; but we are focused on being in the best possible position for when the economy recovers. We continue to make strategic investments in the proven Schlotzsky's concept, and intend to accelerate the development of Company-owned restaurants to lead our system. The decision to expand the Company-owned restaurants will enable shareholders much greater participation in the strong revenue possibilities we know Schlotzsky's is capable of delivering," said John C. Wooley, president and CEO.

"The time is right as American tastes trend in our direction. McDonald's, Burger King, and the entire burger category are in decline, as reported this week in The Wall Street Journal. We expect that billions of consumer dollars will shift as more Americans migrate from burgers to fresh sandwiches and healthier alternatives. As an originator of the upscale sandwich category, Schlotzsky's is preparing to claim our share in the coming land rush for Americans' dine-out dollars" concluded Wooley.

        Other highlights for the quarter include:

  •
  Net income was a loss of $240,000, or a loss of $0.03 per diluted share, compared to earnings of $659,000, or $0.09 per diluted share in last year's quarter.

  •
  Operating income before depreciation and amortization from Company-owned restaurants was $394,000, compared to $478,000 in the prior year quarter.

  •
  General and administrative expenses were $4,834,000 for the quarter, a 0.8% decrease from the third quarter of 2001.

  •
  Systemwide sales, including both franchised and Company-owned restaurants, were $97,987,000 for the quarter, a decrease of 7.7% from the prior year quarter.

  •
  Systemwide same store sales declined 6.3% from the third quarter of 2001.

  •
  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $1,651,000 for the quarter, compared to $2,540,000 for the quarter last year (see below).

  •
  Brand contribution (licensing fees) was $1,820,000, down 3.4% from the same period in 2001.

  •
  Recurring revenue—from royalties, brand contribution and net restaurant sales—as a percentage of total Company revenue was 97.7% for the quarter compared to 94.6% in the third quarter of 2001.

  •
  The Company was able to reduce developer service costs as a percentage of royalty and franchise fee revenue to 20.2% compared to 21.7% for the third quarter of 2001, due to the August 30, 2002, reacquisition of the territorial rights of its largest area developer.

        Schlotzsky's will conduct a conference call to discuss information included in this press release and related matters at 9:30 A.M. Central time on Wednesday, November 13, 2002. The conference call will be hosted by John C. Wooley, and will be available for analysts and institutional investors at 1-800-341-2319, PIN #8404. The conference call will be available simultaneously, and in its entirety, to all interested investors and news media through a webcast at www.cooldeli.com.

        The following is a reconciliation of net income (loss) to earnings before interest, taxes, depreciation, and amortization (EBITDA) for the quarters ending September 30, 2002 and 2001:

	2002	2001
Net income (loss)	$(240,000)	659,000
Interest expense, net	678,000	414,000
Provision (credit) for income taxes	(60,000)	395,000
Depreciation and amortization	1,273,000	1,072,000

EBITDA	$1,651,000	$2,540,000

Schlotzsky's, Inc., founded in Austin, Texas, in 1971, is a franchisor of fast casual restaurants featuring upscale made-to-order hot sandwiches served on distinctive sourdough bread, along with sourdough crust pizzas, salads and soups. As of September 30, 2002, there were 658 Schlotzsky's® Deli restaurants open and operating in 37 states, the District of Columbia and nine foreign countries. Visit www.schlotzskys.com or www.cooldeli.com for more information and e-coupons.

This news release contains "forward-looking statements," as defined under the federal securities laws. Forward-looking statements include those regarding the business plans and prospects of the Company. Forward-looking statements reflect the Company's expectations based on current information. The Company undertakes no obligation to update any forward-looking statements. Shareholders and prospective investors are cautioned that actual future results may be materially different because of various risks and uncertainties, including but not limited to ability to obtain new credit facilities to accommodate the development of new Company-owned restaurants and for other purposes, the ability to acquire restaurant development sites and construct restaurants, and factors identified in the Company's Form 10-K under the heading "Risk Factors."

Contacts:
        Media/Investors:
        Schlotzsky's, Inc.        Jessica Furlow, 512/236-3644        Susan Engelking, 512/342-8870         —or—        Investors:        Fleishman-Hillard        James Ankner, 212/453-2198         anknerj@fleishman.com        —or—        Russell Johnson, 713/513-9515          johnsonr@fleishman.com

SCHLOTZSKY'S, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Revenues
Royalties	$4,984,274	$5,471,449	$15,368,072	$16,639,449
Franchise fees	—	132,500	62,000	317,500
Developer fees	59,369	208,901	179,435	378,950
Restaurant sales	7,934,927	7,320,478	24,075,180	22,384,680
Brands contribution	1,820,224	1,884,192	5,694,381	5,580,338
Other fees and revenue	294,307	489,305	862,986	1,616,832

Total revenues	15,093,101	15,506,825	46,242,054	46,917,749

Expenses
Service costs:
Royalties	1,008,337	1,162,233	3,249,705	3,646,464
Franchise fees	—	56,250	25,955	133,750

	1,008,337	1,218,483	3,275,660	3,780,214

Restaurant operations:
Cost of sales	2,247,065	2,060,403	6,755,185	6,254,081
Personnel and benefits	3,305,235	3,056,962	9,767,124	9,404,125
Operating expenses	1,988,932	1,725,348	5,624,926	5,078,803

	7,541,232	6,842,713	22,147,235	20,737,009

Equity loss on investment	58,624	32,628	136,918	87,080

General and administrative	4,833,741	4,873,360	14,149,018	14,563,112

Depreciation and amortization	1,273,342	1,072,062	3,443,073	3,109,830

Total Expenses	14,715,276	14,039,246	43,151,904	42,277,245

Income from operations	377,825	1,467,579	3,090,150	4,640,504
Other
Interest income	119,195	251,471	431,257	781,737
Interest expense	(797,001)	(665,512)	(2,054,961)	(2,158,246)

Income (loss) before income taxes	(299,981)	1,053,538	1,466,446	3,263,995
Provision (credit) for income taxes	(60,000)	395,000	590,000	1,263,000

Net income (loss)	$(239,981)	$658,538	$876,446	$2,000,995

Earnings per common share—basic	$(0.03)	$0.09	$0.12	$0.27

Earnings per common share—diluted	$(0.03)	$0.09	$0.12	$0.27

OTHER OPERATING DATA
Restaurants Open—Beginning of Period	671	702	674	711
Openings During Period—
New	1	6	8	15
Reopenings	2	3	8	14

Total Openings	3	9	16	29
Closings During Period	(16)	(19)	(32)	(48)

Restaurants Open—End of Period	658	692	658	692

Systemwide Sales	$97,987,000	$106,165,000	$300,833,000	$323,119,000
Decrease in Systemwide Sales	(7.7)%	(4.7)%	(6.9)%	(0.9)%
Decrease in Same Store sales	(6.3)%	(5.2)%	(5.7)%	(1.3)%
Average Weekly Sales	$11,357	$11,695	$11,539	$11,772
Increase (decrease) in Average Weekly Sales	(2.9)%	(1.7)%	(2.0)%	2.1%

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  Exhibit 99.3
SCHLOTZSKY'S, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)